SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 11-K

                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 31, 1995

                            HOMESTAKE MINING COMPANY
              RETIREMENT SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                              (Full title of Plan)

                            HOMESTAKE MINING COMPANY
                (Issuer of Securities Held Pursuant to the Plan)

                              650 California Street
                         San Francisco, California 94108
                    (Address of principal executive offices)

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HOMESTAKE MINING COMPANY RETIREMENT
SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD




By       /s/ T.H. Wong
         ---------------
         T.H. Wong
         Assistant Treasurer and
         Assistant Secretary



June 27, 1996

Item 1.  Financial Statements and Exhibits

                  a. Financial  Statements as of December 31, 1995 and 1994 and
                     for the year ended December 31, 1995 and Supplemental Schedules as of and for the year ended December 31, 1995 and Independent Auditors' Report.

                  b. Exhibit No. 23

                       Independent Auditors' Consent

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                                     -------
                              FINANCIAL STATEMENTS

    as of December 31, 1995 and 1994 and for the year ended December 31, 1995

                       HOMESTAKE MINING COMPANY RETIREMENT

                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                                     -------





                                TABLE OF CONTENTS



Financial Statements:

    Report of Independent Accountants                                                                                  2

    Statements of Net Assets Available for Benefits
           as of December 31, 1995 and 1994                                                                            3

    Statement of Changes in Net Assets Available for
           Benefits for the Year Ended December 31, 1995                                                               4


    Notes to Financial Statements                                                                                   5-13


Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
           Purposes as of December 31, 1995                                                                           14

    Item 27d - Schedule of Reportable Transactions
           for the year ended December 31, 1995                                                                       15

                        REPORT OF INDEPENDENT ACCOUNTANTS


The Savings Plan Committee
Homestake Mining Company
San Francisco, California

We have audited the accompanying statements of net assets available for benefits of Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) as of December 31, 1995 and 1994, and the related statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.





/s/ Coopers & Lybrand L.L.P.
- ----------------------------
San Francisco, California
June 20, 1996

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1995 and 1994
                                 (in thousands)

                             ASSETS                                              1995                      1994
                                                                                 ----                      ----

Cash and cash equivalents                                                         $    -                  $    6
Investments:
    Homestake Mining Company Stock Fund                                              328                     313
    Norwest Bank Income Equity Stock Fund                                            910                     429
    Norwest Bank Growth Balanced Fund                                              1,779                   1,281
    Norwest Bank Stable Return Fund                                                2,811                   2,385
    Norwest Bank Short Term Investment Fund                                           83                       -
    Norwest Bank Growth Equity Fund                                                  256                       -
    Participant loans receivable                                                     358                     200
                                                                                   -----                   -----
               Total investments                                                   6,525                   4,608
                                                                                   -----                   -----
                  Total assets                                                     6,525                   4,614
                           LIABILITIES
Amounts due brokers for securities purchases                                          32                       9
                                                                                  ------                  ------
                  Net assets available for
                         benefits                                                 $6,493                  $4,605
                                                                                  ======                  ======









              The accompanying notes are an integral part of these
                             financial statements.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1995
                                 (in thousands)

Additions to net assets attributed to:

     Interest and dividends                                                                               $   73

     Interest on participants' loans                                                                          20

     Net appreciation in fair value of investments                                                           638
                                                                                                        --------

                                                                                                             731
                                                                                                        --------
    Contributions:

           Company, in cash                                                                                  249

           Participants, in cash                                                                           1,112

           Transfers in from other plans                                                                      37
                                                                                                        --------
                                                                                                           1,398
                                                                                                        --------
           Total additions                                                                                 2,129
                                                                                                        --------
Deductions from net assets attributed to:

     Net depreciation in fair value of Homestake Mining Company Stock Fund                                    32

     Benefits paid to participants                                                                           184

     Transfers out to other plans                                                                             25
                                                                                                        --------
           Total deductions                                                                                  241
                                                                                                        --------
           Net increase                                                                                    1,888

Net assets available for benefits:

     Beginning of year                                                                                     4,605
                                                                                                         -------
     End of year                                                                                         $ 6,493
                                                                                                         =======



              The accompanying notes are an integral part of these
                             financial statements.

                      HOMESTAKE MINING COMPANY RETIREMENT
                   SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                         NOTES TO FINANCIAL STATEMENTS
                                    -------


1.      Description of the Plan:

        The following description of the Homestake Mining Company Retirement Savings Plan for Hourly Employees at Lead (the Plan) provides only general information. Participants should refer to the full Plan for a more complete description of the Plans provisions.

        The Plan is sponsored by Homestake Mining Company (the Company) and allows employees who are subject to a collective bargaining agreement which provides for their participation in the Plan, to save for their retirement under a structured savings plan. The Plan is a defined contribution plan and became effective January 1, 1990, and is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

        The Plan is administered by the Savings Plan Committee appointed by the Board of Directors of the Company. Norwest Bank is the Trustee of the Plan.

        Participation:

        Hourly employees of the Company's mine in Lead, South Dakota, who have completed three months of service are eligible to participate in the Plan.

        Separate accounts are maintained for each participant. Each participant's account is directly credited with the participant's contribution and the Company's matching contribution. Net earnings from each investment fund, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the ratio which the participant's account balance in that investment fund bears to the total of all participants' account balances in that investment fund. Net earnings from investment in common stock of the Company, including appreciation (depreciation) in fair value, are allocated to each participant's account based on the actual number of shares of such common stock included therein.

        Contributions:

        Contributions to the Plan are made by Plan participants through wage deferrals. Plan participants may contribute from 1% to 16% of their Plan compensation and may allocate contributions to one or more of the funds. Participants may also contribute amounts from certain other qualified plans. From January 1 through May 28, 1995, the Company matched 25% of the first 6% of each employee's compensation contributed. Thereon, the Company matching rate increased to 35% from 25%.

        Each participating employee may cause some or all of its current or cumulative contributions, including any amounts contributed by the Company to match contributions, to be invested in one or more of the investments made available through the Plan.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------



1.      Description of the Plan, continued:

        Vesting:

        Participant contributions and any income (loss) thereon are fully vested at all times. Company contributions and the related income (loss) for these contributions vest 60% after three years, 80% after four years, and 100% after five years from the initial date of employment.

        Payment of Benefits:

        Participants or their designated beneficiaries are eligible to withdraw from their accounts following the participant's attainment of age 59-1/2, termination of employment with the Company, death, or in the case of financial hardship.

        The Plan permits withdrawal of matching contributions made by the Company that have vested and were made not less than 2 years prior to such withdrawals; however, the right of the participant who makes such a withdrawal to continue participating in the Plan is suspended for six to twelve months depending upon amounts so withdrawn.


        Participant Loans Receivable:

        Participants may borrow from $1,000 to $50,000 from their vested accounts, limited to 50% of the vested value of such accounts. Borrowings cannot exceed five years unless the loan is for the purchase of a principal residence, in which case, it cannot exceed ten years. Borrowings bear interest at rates determined by the lending institution, subject to approval of the Plan Committee at the origination of the loan and are repayable through biweekly payroll deductions. During 1995, the borrowing rate was 8.75%. Loans are collateralized by the borrower's note and vested interest in the Plan.

        Forfeitures:

        Forfeitures of terminated employees' unvested Company contributions are allocated to active participants at the end of each Plan year. The forfeitures are allocated in proportion to the Company contribution made to the individual participant accounts during the Plan year.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

2.      Significant Accounting Policies:

        Use of Estimates

        The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

        Basis of Accounting:

        The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with generally accepted accounting principles.

        Investment Valuation and Income Recognition:

        The Plan's investments are stated at fair value by reference to quoted market prices. Participant notes receivable are valued at cost which approximates fair value.

        Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Net Appreciation (Depreciation) in Fair Value of Investments:

        The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

        Payment of Benefits:

        Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not been paid as of year end are included in net assets available for benefits.

        Reclassifications:

        Certain amounts for 1994 have been reclassified to conform to the current year's presentatio, with no effect on the net assets available for benefits or net change in net assets available for benefits, as previously reported.

3.      Related Party Transactions:

        Certain Plan investments are units in investment funds managed by Norwest Bank. Norwest Bank is the Plan's Trustee, therefore, these transactions qualify as party-in-interest.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


4.      Plan Termination:

        Although the Company has not expressed any intent to do so, it has the right, under the Plan and subject to applicable law, to discontinue its contribution at any time and to terminate the Plan. In the event of Plan termination, all accumulated plan benefits will be fully vested and will be distributed to participants based on their respective account balances.

5.      Plan Tax Status:

        The Plan received a favorable tax determination letter in July, 1991 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with Sections 401(a) and 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel are not aware of circumstances creating a material risk of Plan disqualification. Therefore, no provision for income taxes has been included in the Plan's financial statements.

        Participating employees are not subject to federal income tax on amounts added to their accounts for contributions and investment income until such time as they withdraw amounts from the Plan.

6.      Administrative Expenses:

        Certain administrative expenses of the Plan are paid for by the Company.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------


7.      Investments:

        Investments at December 31, 1995 and 1994 are comprised of the following (in thousands) :

                                                                               December 31, 1995
                                                             --------------------------------------------------------
                                                               Number of              Value               Reported
                                                               Shares or               Per                  Value
                                                              Units Held              Unit             (in thousands)
                                                              ----------             --------          --------------
          Homestake Mining Company Stock Fund                    21,178               $ 15.49               $  328
          Norwest Bank Income Equity Stock Fund                  35,681                 25.49                  910
          Norwest Bank Growth Balanced Fund                      83,383                 21.33                1,779
          Norwest Bank Stable Return Fund                       126,896                 22.15                2,811
          Norwest Bank Short Term Investment Fund                82,521                  1.00                   83
          Norwest Bank Growth Equity Fund                         9,699                 26.41                  256
          Participant loans receivable                                -                     -                  358
                                                                                                          --------
                                                                                                            $6,525
                                                                                                          ========

                                                                               December 31, 1994
                                                             --------------------------------------------------------
                                                               Number of              Value               Reported
                                                               Shares or               Per                  Value
                                                              Units Held              Unit             (in thousands)
                                                             -----------             -------           --------------
          Homestake Mining Company Stock Fund                    18,272               $ 17.13               $  313
          Norwest Bank Income Equity Stock Fund                  22,908                 18.74                  429
          Norwest Bank Growth Balanced Fund                      71,704                 17.86                1,281
          Norwest Bank Stable Return Fund                       114,652                 20.80                2,385
          Participant loans receivable                                -                     -                  200
                                                                                                          --------
                                                                                                            $4,608
                                                                                                          ========


                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------



7.      Investments, continued:

        All earnings on the investment funds are reinvested in and credited to each fund daily. These earnings include interest, dividends, and appreciation (depreciation) in fair value. The Homestake Mining Company Stock Fund invests in shares of Homestake Mining Company. The Income Equity Fund's objective is to achieve a high level of current income with moderate appreciation through investment in equity securities. The Growth Balanced Fund's objective is to maximize growth through appreciation from quality stocks, while moderating risk by investing in intermediate maturity bonds, including corporate, U.S. government and mortgage-backed and related securities. The Stable Return Fund's objective is to achieve reasonable and consistent current income by investing in fixed income securities and other investments. The Short Term Investment Fund consists of short term and floating rate investments. The Growth Equity Fund invests in U.S. and international equity securities.

8.      Reconciliation of Financial Statements to Form 5500:

        The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 1995 (in thousands):

          Net assets available for benefits per the financial statements        $6,493

          Amounts allocated to withdrawing participants                            (33)
                                                                                ------
          Net assets available for benefits per the Form 5500                   $6,460
                                                                                ======

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1995 (in thousands):

          Benefits paid to participants per the financial statements              $184

          Amounts allocated to withdrawing participants at December 31, 1995        33
                                                                                  ----
          Benefits paid to participants per the Form 5500                         $217
                                                                                  =====

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

9.      Net Assets Available for Benefits by Investment Type:

        At December 31, 1995 and 1994, net assets available for benefits were held in the following participant-designed investment types (in thousands):

                                                               Norwest
                                               Homestake        Bank           Norwest        Norwest
                                                Mining         Income           Bank           Bank
                                                Company        Equity          Growth         Stable
                                                 Stock          Stock         Balanced        Return
                                                  Fund           Fund           Fund           Fund
                                              ----------       --------       --------        -------
December 31, 1995:
ASSETS

Investments, at fair value:
     Investments held by trustee                      -           $ 910        $ 1,779        $ 2,811
     Common stock of the Company                  $ 328               -              -              -
     Participant loans receivable                     -               -              -              -
                                              ---------       ---------    -----------    -----------
Total assets                                        328             910          1,779          2,811

LIABILITIES

Amounts due to brokers for
     securities purchased                             -              11             12              -
                                              ---------         -------     ----------   ------------
         Net assets available
            for benefits                         $  328          $  899        $ 1,767       $  2,811
                                                 ======          ======        =======       ========


                                                Norwest        Norwest
                                                 Bank           Bank
                                              Short Term       Growth
                                              Investment       Equity        Participant
                                                 Fund           Fund            Loans          Total

                                              ----------       --------      -----------     ---------
December 31, 1995:
ASSETS

Investments, at fair value:
     Investments held by trustee                   $ 83           $ 256              -        $ 5,839
     Common stock of the Company                      -               -              -            328
     Participant loans receivable                     -               -          $ 358            358
                                                  ------         -------        ------      ---------
Total assets                                         83             256            358          6,525

LIABILITIES

Amounts due to brokers for
     securities purchased                             -               9              -             32
                                                  ------         -------        -------     ----------

         Net assets available
            for benefits                          $  83          $  247          $ 358        $ 6,493
                                                  =======         ======        =======       ========

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS


9.      Net Assets Available for Benefits by Investment Type, continued:

                                                         Norwest
                                        Homestake         Bank          Norwest       Norwest
                                         Mining          Income          Bank          Bank
                                         Company         Equity         Growth        Stable
                                          Stock           Stock        Balanced       Return      Participant
                                          Fund            Fund           Fund          Fund          Loans          Total
                                        ----------       -------       --------      --------     -----------      ------
December 31, 1994:
     ASSETS

Cash and cash equivalents                 $  6               -             -             -               -         $    6
                                          ----           ------        -------       --------       -------        -------

Investments, at fair value:
     Investments held by trustee            -             $429          $1,281        $2,385             -          4,095
     Common stock of the Company           313              -              -             -               -            313
     Participant loans receivable           -               -              -                          $ 200           200
                                          -----          ------         -------      --------         -----        ------
              Total investments            313             429           1,281         2,385            200         4,608
                                          -----           -----         -------      --------         ------       ------
              Total assets                 319             429           1,281         2,385            200         4,614

     LIABILITIES

Amounts due to brokers for
     securities purchased                    6               1               2            -              -              9
                                         ------          ------        -------       -------          ------      -------

Net assets available
     for benefits                        $ 313           $ 428         $ 1,279       $ 2,385          $ 200        $4,605
                                         =====           =====         =======       =======          =====       =======


                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                          NOTES TO FINANCIAL STATEMENTS
                                     -------

10.      Changes in Net Assets Available for Benefits by Investment Type:

        During the year ended December 31, 1995, changes in net assets available for benefits are allocated among the Plan's investment funds as follows (in thousands):

                                                               Year Ended December 31, 1995
                                                ------------------------------------------------------
                                                                  Norwest
                                                 Homestake         Bank        Norwest        Norwest
                                                  Mining          Income        Bank           Bank
                                                  Company         Equity       Growth         Stable
                                                   Stock           Stock      Balanced        Return
                                                    Fund            Fund        Fund            Fund
                                                 ---------        --------    --------       ---------
Additions to net assets attributed to:
     Interest and dividends                         $ 4            $ 18         $ 49              -
     Interest on participants' loans                  -               -            -              -
     Net appreciation in the fair value of
         investments                                  -             189          275          $ 169

Contributions:
     Company, in cash                                13              40           59            109
     Participants, in cash                           60             183          266            490
     Transfers in from other plans                    -               -            2             35
                                                -------         -------      -------         ------
               Total Additions                       77             430          651            803
                                                  -----            ----        -----          -----

Deductions to net assets attributed to:
     Net depreciation in the fair value of
         Homestake Mining Company Stock Fund         32               -            -              -
     Benefits paid to participants                   20              21           63             66
     Transfers out to other plans                     2               5           16              2
                                                 ------          ------       ------        -------
               Total Deductions                      54              26           79             68
                                                  -----           -----       ------         ------

     Interfund Transfers                             (8)             67          (84)          (309)
                                                 -------          -----        ------         ------
         Net increase (decrease)                     15             471          488            426

Net assets available for benefits:

     Beginning of year                              313             428        1,279          2,385
                                                  -----           -----       ------         ------

     End of year                                  $ 328           $ 899       $1,767         $2,811
                                                  =====           =====       ======         ======



                                                             Year Ended December 31, 1995
                                                ----------------------------------------------------
                                                  Norwest         Norwest
                                                   Bank            Bank
                                                Short Term        Growth
                                                Investment        Equity     Participant
                                                   Fund            Fund       Loans            Total
                                                ----------        -------    -----------       -----
Additions to net assets attributed to:
     Interest and dividends                         $ 1             $ 1            -           $ 73
     Interest on participants' loans                  -               -         $ 20             20
     Net appreciation in the fair value of
         investments                                  -               5            -            638

Contributions:
     Company, in cash                                17              11            -            249
     Participants, in cash                           64              49            -          1,112
     Transfers in from other plans                    -               -            -             37
                                                 ------           -----       ------        -------
               Total Additions                       82              66           20          2,129
                                                 ------           -----       ------        -------

Deductions to net assets attributed to:
     Net depreciation in the fair value of
         Homestake Mining Company Stock Fund          -               -            -             32
     Benefits paid to participants                    1               -           13            184
     Transfers out to other plans                     -               -            -             25
                                                 ------          ------       ------        -------
               Total Deductions                       1               -           13            241
                                                 ------          ------       ------        -------

     Interfund Transfers                              2             181          151              -
                                                 ------          ------       ------        -------
         Net increase (decrease)                     83             247          158          1,888

Net assets available for benefits:

     Beginning of year                                -               -          200          4,605
                                                 ------          ------       ------        -------

     End of year                                  $  83           $ 247       $  358        $ 6,493
                                                  =====           =====       ======        =======

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1995


                                         (c) Description of
                                          Investment (including
               (b) Identity of            Maturity Date, Rate
              Issuer, Borrower,              of Interest,                                     (e) Current
                 Lessor, or               Collateral, Par                  (d) Cost            Value
  (a)           Similar Party             or Maturity Value)              (in thousands)    (in thousands)
  ---         -----------------          ----------------------            --------------    --------------

*         Homestake Mining                Common stock (21,178
               Company                       shares; no par value)             $  338             $  328

*         Norwest Bank                    Norwest Bank Income
                                             Equity Stock Fund
                                             (35,681 units)                       721                910

*         Norwest Bank                    Norwest Bank Growth
                                             Balanced Fund
                                             (83,383 units)                     1,533              1,779

*         Norwest Bank                    Norwest Bank Stable
                                             Return Fund
                                             (126,896 units)                    2,394              2,811

*         Norwest Bank                    Norwest Bank Short Term
                                             Investment Fund
                                             (82,521 units)                        83                 83


*         Norwest Bank                    Norwest Bank Growth
                                             Equity Fund (9,699 units)            251                256

*         Participant notes                  (Repayable over five years
                                             unless it is for purchase
                                             of a principal residence
                                             which is repayable over ten
                                             years.  Interest rate was
                                             8.75% per annum in 1995)             358                358


* Represents party-in-interest to Plan.

                       HOMESTAKE MINING COMPANY RETIREMENT
                    SAVINGS PLAN FOR HOURLY EMPLOYEES AT LEAD
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1995
                                 (in thousands)

                                                                                                      (f) Expenses
                         (b) Description of Asset                                                      Incurred
(a) Identity of          (Include Interest Rate and      (c) Purchase    (d) Selling     (e) Lease       with
   Party Involved         Maturity in Case of a Loan)        Price          Price           Rental    Transaction
   --------------        ---------------------------     ------------    -----------     ---------    ------------
Combined transactions:


Norwest Bank             Income Equity Stock Fund           $387              -              -            -

Norwest Bank             Growth Balanced Fund                517              -              -            -
                                                              -            $295              -            -
Norwest Bank             Stable Return Fund                  780              -              -            -
                                                              -             523              -            -

Norwest Bank             Growth Equity Fund                  264              -              -            -


                                                                             (h) Current
                                                                              Value of       (i) Net
                               (b) Description of Asset                       Asset on        Gain
   (a) Identity of            (Include Interest Rate and       (g) Cost      Transaction       or
   Party Involved             Maturity in Case of a Loan)      of Asset         Date         (Loss)
   ---------------            ---------------------------      --------    ------------     --------
Combined transactions:


Norwest Bank                 Income Equity Stock Fund             -              -            -

Norwest Bank                 Growth Balanced Fund                 -              -            -
                                                                $260           $295         $35

Norwest Bank                 Stable Return Fund                   -              -            -
                                                                 464            523          59

Norwest Bank                 Growth Equity Fund                   -              -            -

